                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934



                             The Wiser Oil Company
--------------------------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)



                                   977284108
                                   ---------
                                (CUSIP Number)


                         Wiser Investment Company, LLC
                           c/o George K. Hickox, Jr.
                              1629 Locust Street
                            Philadelphia, PA 19103
                                 215-546-6595

--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  Copies to:

                              G. Michael O'Leary
                            Andrews & Kurth L.L.P.
                            600 Travis, Suite 4200
                               Houston, TX 77002
                                 713-220-4360

                                 June 25, 2000
                                 -------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP NO. 977284108
            ---------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
      Wiser Investment Company, LLC                                  74-2936582
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [X]
 2                                                              (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED      [_]
 5    PURSUANT TO ITEMS 2(d) OR 2(e)


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      Delaware
------------------------------------------------------------------------------



------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
    NUMBER OF
                          1,503,430
     SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             2,469,600
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          1,503,430
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,973,030
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

      30.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14

      00
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                             -Page 2 of 17 Pages-

  CUSIP NO. 9877284108
            ----------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
      George K. Hickox, Jr.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [X]
 2                                                              (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00, PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED      [_]
 5    PURSUANT TO ITEMS 2(d) OR 2(e)


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      United States of America
------------------------------------------------------------------------------



------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
    NUMBER OF
                          -0-
     SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             3,998,830
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,529,230
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,998,830
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

      30.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14

      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                             -Page 3 of 17 Pages-

  CUSIP NO. 977284108
            ---------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Douglas P. Heller
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [X]
 2                                                              (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00, PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED      [_]
 5    PURSUANT TO ITEMS 2(d) OR 2(e)


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      United States of America
------------------------------------------------------------------------------



------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
    NUMBER OF
                          -0-
     SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             3,980,730
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,511,130
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,980,730
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

      30.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14

      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                             -Page 4 of 17 Pages-

  CUSIP NO.
            ---------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
      Scott W. Smith
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [X]
 2                                                              (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00, PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED      [_]
 5    PURSUANT TO ITEMS 2(d) OR 2(e)


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      United States of America
------------------------------------------------------------------------------



------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
    NUMBER OF
                          7,800
     SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             3,973,030
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          7,800
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,503,430
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,980,830
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

      30.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14

      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                             -Page 5 of 17 Pages-

  CUSIP NO. 9877284108
            ----------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
      Dimeling, Schreiber and Park                                  23-2460636
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [X]
 2                                                              (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00, AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED      [_]
 5    PURSUANT TO ITEMS 2(d) OR 2(e)


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      Pennsylvania
------------------------------------------------------------------------------



------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
    NUMBER OF
                          -0-
     SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             2,469,600
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          2,469,600
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,469,600
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

      19.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14

      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                             -Page 6 of 17 Pages-

  CUSIP NO. 9877284108
            ----------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
      William R. Dimeling
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [X]
 2                                                              (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00, PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED      [_]
 5    PURSUANT TO ITEMS 2(d) OR 2(e)


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      United States of America
------------------------------------------------------------------------------



------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
    NUMBER OF
                          -0-
     SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             2,469,600
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,469,600
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,469,600
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

      19.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14

      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                             -Page 7 of 17 Pages-

  CUSIP NO. 9877284108
            ----------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
      Richard R. Schreiber
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [X]
 2                                                              (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00, PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED      [_]
 5    PURSUANT TO ITEMS 2(d) OR 2(e)


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      United States of America
------------------------------------------------------------------------------



------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
    NUMBER OF
                          -0-
     SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             2,469,600
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,469,600
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,469,600
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

      19.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14

      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                             -Page 8 of 17 Pages-

  CUSIP NO. 9877284108
            ----------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
      Steven G. Park
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [X]
 2                                                              (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00, PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED      [_]
 5    PURSUANT TO ITEMS 2(d) OR 2(e)


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      United States of America
------------------------------------------------------------------------------



------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
    NUMBER OF
                          -0-
     SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             2,469,600
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,469,600
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,469,600
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

      19.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14

      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                             -Page 9 of 17 Pages-

ITEM 1.   SECURITY AND ISSUER

          This Statement on Schedule 13D relates to shares of the common stock, par value $0.01 per share (the "Common Stock"), of The Wiser Oil Company (the "Issuer"). This Statement is being filed by the Reporting Persons (as defined herein) to report a transaction by virtue of which the Reporting Persons may be deemed to be the beneficial owners of more than 5% of the outstanding shares of Common Stock. The address of the principal executive offices of the Issuer is 8115 Preston Road, Suite 400, Dallas, Texas 75225.


ITEM 2.   IDENTITY AND BACKGROUND

          This Statement is being filed by Wiser Investment Company, LLC, a Delaware limited liability company ("WIC"), Dimeling, Schreiber and Park, a Pennsylvania general partnership ("DSP"), Mr. George K. Hickox, Jr. ("Mr. Hickox"), Mr. Douglas P. Heller ("Mr. Heller"), Mr. Scott W. Smith ("Mr. Smith"), Mr. William R. Dimeling ("Mr. Dimeling"), Mr. Richard R. Schreiber ("Mr. Schreiber") and Mr. Steven G. Park ("Mr. Park", and together with Mr. Hickox, Mr. Heller, Mr. Smith, Mr. Dimeling and Mr. Schreiber, the "Individual Filers"; WIC, DSP and the Individual Filers are collectively referred to as the "Reporting Persons").

          The principal business offices of WIC are located at 1629 Locust Street, Philadelphia, Pennsylvania 19103. WIC is a Delaware limited liability company formed for the purpose of completing the transactions described in Items 3 and 4. The managers of WIC are Mr. Hickox, Mr. Heller and Mr. Smith. The managers have shared voting power and shared dispositive power with respect to the business, properties and affairs of WIC.

          The principal business offices of DSP are located at 1629 Locust Street, 3/rd/ floor, Philadelphia, Pennsylvania 19103. DSP is a Pennsylvania general partnership formed for acquiring controlling interests in middle market companies and investing in various industries in special situations. The partners of DSP are Mr. Dimeling, Mr. Schreiber and Mr. Park. The partners have shared voting power and shared dispositive power with respect to the business, properties and affairs of DSP.

          Mr. Hickox, Mr. Heller and Mr. Smith are principally occupied in private investing activities in energy-related businesses and assets. Messrs. Hickox and Heller conduct such activities primarily as principals of Heller, Hickox, Dimeling Schreiber & Park, 1629 Locust Street, Philadelphia, Pennsylvania 19103. Mr. Smith conducts such activities primarily as a principal of Sabine Energy Company, L.L.C., 910 Travis Street, Suite 2130, Houston, Texas 77002. Following the consummation of the transactions described in Item 4, the principal occupation of Mr. Hickox is Chairman and Chief Executive Officer of the Issuer, and the principal occupation of Mr. Smith is expected to be his participation in the transaction advisory services that WIC provides the Issuer pursuant to the Management Agreement as well as serving on the Board of Directors of the Issuer. The principal occupations of Mr. Dimeling, Mr. Schreiber and Mr. Park are to serve as partners of DSP.

          Each of the Individual Filers is a United States citizen.

          Pursuant to the regulations promulgated under Section 13(d) of Act, each of the Individual Filers, in his capacity as either one of the managers of WIC or as one of the partners of DSP, may be deemed a beneficial owner of the shares of Common Stock.

          During the past five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which it or he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

                            -Page 10 of 17 Pages-

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          WIC and the Issuer have entered into the Amended and Restated Stock Purchase Agreement, dated December 13, 1999 (the "Stock Purchase Agreement"), and the Amended and Restated Warrant Purchase Agreement, dated December 13, 1999 (the "Warrant Purchase Agreement" and together with the Stock Purchase Agreement, the "Purchase Agreements"), attached hereto as Exhibit 7.1 and 7.2, respectively. Pursuant to the Purchase Agreements, the Issuer issued and sold to WIC (i) 180,000 shares of its Series C Cumulative Convertible Preferred Stock, par value $10.00 per share, (the "Preferred Stock") for an aggregate purchase price of $4.5 million (the "WIC Preferred Purchase Price") and (ii) warrants ("Warrants") to acquire 445,030 additional shares of Common Stock at $4.25 per share (subject to adjustment) for an aggregate purchase price of $8,900.60 (the "Warrant Purchase Price"). The Warrants were issued pursuant to a Warrant Agreement in the form attached hereto as Exhibit 7.3. For a description of the Purchase Agreements and Warrants, see Item 4. The source of the funds for the WIC Preferred Purchase Price and the Warrant Purchase Price is from the investment of personal funds by Mr. Hickox, Mr. Heller and Mr. Smith.

          DSP and the Issuer have entered into a Subscription Agreement, dated May 26, 2000 (the "Subscription Agreement"), attached hereto as Exhibit 7.4. Pursuant to the Subscription Agreement, the Issuer issued and sold to DSP 420,000 shares of Preferred Stock for an aggregate purchase price of $10.5 million (the "DSP Preferred Purchase Price"). The source of funds for the DSP Preferred Purchase Price is from the investment of personal funds of Mr. Park and an investment of funds from the Dimeling, Schreiber & Park Reorganization Fund II, L.P.

ITEM 4.   PURPOSE OF TRANSACTION

          On December 13, 1999, WIC and the Issuer entered into the Stock Purchase Agreement pursuant to which the Issuer agreed to issue and sell, and WIC agreed to purchase 180,000 shares of Preferred Stock. Each share of Preferred Stock is convertible ninety days from May 26, 2000 into approximately
5.88 shares of Common Stock (subject to customary anti-dilution adjustments). On December 13, 1999, WIC and the Issuer entered into the Warrant Purchase Agreement pursuant to which the Issuer agreed to issue and sell, and WIC agreed to purchase, Warrants to acquire 445,030 additional shares of Common Stock. Therefore, by reason of its conversion rights in the Preferred Stock and its ownership of the Warrants, WIC currently has beneficial ownership of 1,503,403 share of Common Stock.

          On May 26, 2000, DSP and the Issuer entered into a Subscription Agreement pursuant to which the Issuer agreed to issue and sell, and DSP agreed to purchase 420,000 shares of Preferred Stock. Therefore, by reason of its conversion rights in the Preferred Stock, DSP currently has beneficial ownership of 2,469,600 shares of Common Stock.

          On May 26, 2000, DSP, WIC and the Issuer entered into an Adoption Agreement (the "Adoption Agreement"), attached as Exhibit 7.5, whereby both DSP and WIC acknowledged the acquisition of the Preferred Stock pursuant to the Stock Purchase Agreement and subject to the terms of the Stock Purchase Agreement. DSP agreed to be bound and subject to the Stock Purchase Agreement and to adopt the Stock Purchase Agreement as if it was originally a party thereto.

          As of May 26, 2000, there were 8,951,965 shares of the Issuer's Common Stock outstanding. The number of shares of Common Stock underlying the Preferred Stock issued by the Issuer to WIC and DSP (3,528,000 shares) would constitute approximately 28.3% of the number of shares of the Issuer's Common Stock that will be outstanding following the closing under the Stock Purchase Agreement (the "Closing") (or approximately 30.7% if WIC exercised all of its Warrants to acquire an additional 445,030 shares of Common Stock).

          Pursuant to the stockholder agreement dated May 16, 2000 among WIC, DSP and the Issuer (the "Stockholder Agreement"), the Issuer granted WIC certain demand registration rights as described more fully in the Stockholder Agreement attached hereto as Exhibit 7.6 in connection with shares issued or issuable pursuant to the

                            -Page 11 of 17 Pages-

Stock Purchase Agreement or the Warrant Agreement ("Registrable Securities"). The purpose of such registration rights is to facilitate both WIC's and DSP's ability to dispose of their Registrable Securities in a public sale and the grant of such registration rights to WIC and DSP does not represent any present intention on behalf of WIC or DSP to dispose of any Registrable Securities to be covered by such a registration statement, although such rights may be exercised in the future. See Item 6 for a description of the Stockholder Agreement.

          The Preferred Stock entitles the holder to receive cumulative dividends of 7% per annum of the liquidation value (the "Liquidation Value") of such shares. The Liquidation Value is $25.00. Dividends are payable quarterly in arrears on the last day of March, June, September and December, beginning on the first such date immediately following the Closing Date. The Issuer has the option of paying dividends accruing on the Preferred Stock in either cash, by the issuance or delivery of shares of Common Stock ("PIK Dividends") or any combination thereof. The value of the PIK Dividends will be determined by dividing the amount of cash that would otherwise be paid by the average market price of the Common Stock for the ten days immediately preceding the date of payment of such PIK Dividend. Subject to the actual declaration of dividends by the Board of Directors and any applicable legal restrictions, WIC would increase its beneficial ownership of the Common Stock by virtue of any future receipt of PIK Dividends on the Preferred Stock.

          The holders of the Preferred Stock shall vote together as a single class with the holders of the Common Stock on all matters submitted to a vote of the holders of the Common Stock. In addition, so long as the Preferred Stock remains outstanding, (i) the holders of at least two-thirds of the Preferred Stock outstanding must approve, voting separately as a class, any amendment to the Certificate of Incorporation that would adversely affect the rights of holders of the Preferred Stock and (ii) the holders of a majority of the Preferred Stock outstanding must approve, voting separately as a class, any proposed issuance of capital stock of the Issuer that ranks pari passu with or senior to the Preferred Stock as to dividends or assets, or any proposed issuance of capital stock of the Issuer that is required to be redeemed by the Issuer at any time that any shares of Preferred Stock are outstanding.

          Pursuant to the Management Agreement attached hereto as Exhibit 7.7 (the "Management Agreement"), WIC filled the vacancies on the Board created by the resignation of Andrew J. Shoup, Jr., Howard Hamilton and John W. Cushing III with three designees (each, a "Designee"). Mr. Hickox is one of the Designees and will serve as the Chief Executive Officer of the Issuer.

          WIC and DSP acquired the securities herein reported for investment purposes and as a means to obtain control of the Issuer. Depending on market conditions, general economic conditions, and other factors that each may deem significant to his or its respective investment decisions, any of the Reporting Persons may purchase shares of Common Stock in the open market or in private transactions or may dispose of all or a portion of the shares of Common Stock that they or any of them may hereafter acquire; provided, that such purchases and sales are otherwise made in compliance with the terms and conditions of the Stock Purchase Agreement and to the extent applicable, the Certificate of Incorporation and Bylaws of the Issuer and any credit agreements and indentures to which the Issuer is a party.

          Except as set forth in this Item 4, none of the Reporting Persons have present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

          The filing of this Statement on Schedule 13D shall not be construed an admission by any of the Reporting Persons that, for purposes of Sections 13(d) and 13(g) of the Act, any of the Reporting Persons is the beneficial owner of the shares of Common Stock to which this Statement on Schedule 13D relates.

          The summary set forth in this Item 4 of Schedule 13D of certain aspects of the transactions reported in this Schedule 13D does not purport to be a complete description of, and is qualified in its entirety by reference to, the provisions of the various agreements and documents attached as exhibits to this
Schedule 13D and incorporated herein by reference for all purposes.

                            -Page 12 of 17 Pages-

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          a. As of the date of this Statement, the Reporting Persons may be deemed to have beneficial ownership of 3,973,030 shares of Common Stock, assuming (i) conversion of the Preferred Stock and (ii) complete exercise of the Warrants. Such shares would represent approximately 30.7% of the issued and outstanding shares of the Issuer's Common Stock as of March 31, 2000.

          b. WIC has the sole power to vote or to direct the vote and has the sole power to dispose or direct the disposition of 1,503,430 shares of Common Stock underlying the Preferred Stock and Warrants purchased by WIC, subject to the terms of the Stockholder Agreement described in Item 6. WIC has shared power to vote or to direct the vote of the 2,469,600 shares of Common Stock underlying the Preferred Shares purchased by DSP. Pursuant to the Voting Agreement described in Item 6 and attached hereto as Exhibit 7.8, DSP has irrevocably appointed WIC as its attorney-in-fact and proxy to vote on all matters, other than certain excluded matters, in such a manner as WIC, in its sole discretion, deems proper. DSP has retained the right to vote the 2,469,600 shares in its sole discretion, with respect to the merger, consolidation, reorganization, bankruptcy, liquidation, recapitalization or sale of substantially all of the assets of the Issuer. DSP has the sole power to dispose or direct the disposition of 2,469,600 shares of Common Stock underlying the Preferred Stock purchased by DSP, subject to the Stockholders Agreement.

          Mr. Hickox, Mr. Heller and Mr. Smith, as managers of WIC, have shared voting power over 3,973,030 shares of Common Stock and have shared dispositive power over 1,503,430 shares of Common Stock. In addition, Mr. Hickox has shared voting and dispositive power over an additional 25,800 shares of Common Stock owned by his wife. Mr. Heller has shared voting and dispositive power over an additional 7,700 shares of Common Stock owned by his children. Mr. Smith has sole voting and dispositive power over an additional 7,800 shares of Common Stock.

          Mr. Dimeling, Mr. Schreiber and Mr. Park, as partners of DSP, have shared voting and dispositive power over 2,469,600 shares of Common Stock.

          c. None of the Reporting Persons have acquired any shares of Common Stock of the Issuer during the past sixty days, other than the purchases reported herein.

          d. To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of the Issuer.

          e.   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

          Concurrently with the Closing under the Stock Purchase Agreement, (i) WIC and the Issuer entered into the Stockholder Agreement, (ii) WIC and the Issuer entered into the Warrant Purchase Agreement and Warrant Agreement, (iii) DSP and the Issuer entered into the Subscription Agreement, (iv) WIC, DSP and Issuer entered into the Adoption Agreement, (v) WIC, DSP and the Issuer entered into the Stock Purchase Agreement, (vi) WIC and the Issuer entered into the Management Agreement and (vii) WIC and DSP entered into the Voting Agreement. Capitalized terms not otherwise defined herein shall have the meaning set forth in the Stockholder Agreement.

          a. STOCKHOLDER AGREEMENT. The Stockholder Agreement contemplates that WIC will appoint three Designees to the Board of Directors of the Issuer and the Issuer and WIC will take all actions necessary to cause such Designees to become members of the Board of Directors as soon as practicable after receiving stockholder approval. The Stockholder Agreement provides that three Designees along with C. Frayer Kimball III will be

                            -Page 13 of 17 Pages-
appointed to the Executive Committee. In addition, the Issuer shall take all actions necessary to ensure that one Designee who is not an executive officer of the Issuer is appointed to serve as a member of each committee of the Board of Directors, other than the Executive Committee.

          As long as the WIC and DSP (the "Purchaser Group") beneficially own 4,600,000 or more of the number of fully-diluted shares existing as of the Closing, which number may be adjusted from time to time, WIC shall be entitled to designate three Designees to serve on the Issuer's Board of Directors (the "Board") and the Executive Committee and one Designee who is not an executive officer of the Company to each other committee of the Board. Otherwise, the Purchaser Group shall be entitled to designate that number of Designees to the Board and the Executive Committee corresponding to the Purchaser Group's beneficial ownership of Common Stock as set forth below:

               Number of Fully-Diluted                Number of
               Shares as of the Closing Date          Purchaser Group Designees
               -----------------------------          -------------------------

               From 2,800,000 to 4,600,000            Two
               From 800,000 to 2,800,000              One
               Less than 800,000                      Zero

          If at any point the Purchaser Group beneficially owns less than 6,624,069 Fully-Diluted shares, excluding shares owned by the Purchaser Group prior to the Closing Date, then the number of Fully-Diluted shares that must be beneficially owned by the Purchaser Group in order for it to maintain a specified designation or related right shall be adjusted by multiplying such number of Fully-Diluted shares by a fraction of which the numerator is the Aggregate Purchase Price paid by the Purchaser Group at the Closing Date and any Option Closings, and the denominator is $25,000,000.

          Pursuant to the Stockholder Agreement, the Issuer has granted WIC demand registration rights to facilitate the resale of the shares of Common Stock (i) issued upon conversion of the Preferred Stock, (ii) exercise of the Warrants and (iii) received as PIK Dividends (collectively, with the Preferred Stock, the "Shares"). The Issuer has also granted WIC certain piggyback rights to sell a portion of its Shares in connection with the offerings of securities by the Issuer for its own account.

          DSP and WIC have agreed with the Issuer, subject to certain exceptions, not to (i) deposit any Shares in a voting trust or grant a proxy to any person not designated by the Issuer, (ii) act with one or more persons as a partnership, limited partnership, syndicate or "group" (as such term is used in Section 13(d)(3) of the Act) for the purpose of acquiring, voting or disposing of Shares, (iii) sell or transfer any of the Preferred Stock or the Warrants,
(iv) prior to the second anniversary of the Closing, sell any of the Shares to any person who is not a member of the Purchaser Group and (v) following the second anniversary of the Closing, sell any of the Shares to any person who is not a member of the Purchaser Group other than pursuant to a public offering or pursuant to Rule 144 of the Securities Act of 1933, as amended.

          b. WARRANT AGREEMENT. Pursuant to the Warrant Purchase Agreement, the Issuer granted to WIC Warrants to purchase 445,030 shares of Common Stock at $4.25 per share. Such warrants may be exercised in whole or part after the second anniversary of the Closing Date (as defined in the Stock Purchase Agreement) and at or prior to the close of business on the seventh anniversary of the Closing. The Warrant Agreement contains certain anti-dilution provisions which may cause an adjustment to either the number of shares purchasable under the warrants, the price per warrant, or both.

          c. SUBSCRIPTION AGREEMENT. Pursuant to the Subscription Agreement, DSP bought 420,000 shares of Preferred Stock at $25.00 per share. The Subscription Agreement contains customary representations and warranties.

                            -Page 14 of 17 Pages-

          d. ADOPTION AGREEMENT. Pursuant to the Adoption Agreement, WIC and DSP acknowledged that the Preferred Shares are bound by and subject to the terms of the Stock Purchase Agreement and adopted the Stock Purchase Agreement with the same force and effect as if each were originally a party thereto.

          e. STOCK PURCHASE AGREEMENT. For a description of the Stock Purchase Agreement, see Item 4.

          f. MANAGEMENT AGREEMENT. Pursuant to the Management Agreement, WIC has agreed to provide management services to the Issuer, including those specified in Item 4.

          g.  VOTING AGREEMENT.    Pursuant to the Voting Agreement, DSP has
irrevocably appointed WIC as its attorney-in-fact and proxy to vote on all matters, other than certain excluded matters, in such a manner as WIC, in its sole discretion, deems proper. DSP may vote in its sole discretion with respect to the merger, consolidation, reorganization, bankruptcy, liquidation, recapitalization or sale of substantially all of the assets of the Issuer. For so long as DSP holds at least 350,000 shares of Preferred Stock, DSP shall be entitled to nominate one Purchaser Designee to serve on the Board of Directors of the Issuer; provided however, that DSP has no rights to nominate a Purchaser Designee for so long as Mr. Hickox serves on the Board of Directors of the Issuer. WIC has agreed, upon written notice, to effect DSP's demand registration rights pursuant to the Stockholders Agreement. The Voting Agreement may be terminated on the earliest of (i) mutual consent, (ii) the date on which WIC reduces its ownership in the Issuer by more than 50% of WIC's initial investment, or (iii) five years from the date of such agreement.

          All references to the Stockholder Agreement, Warrant Purchase Agreement and Warrant Agreement, Subscription Agreement, Adoption Agreement, Stock Purchase Agreement, Management Agreement and Voting Agreement are qualified in their entirety by the full text of such agreements and amendments, copies of which are attached as Exhibits hereto and are incorporated by reference herein. See also Item 4.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          Exhibit 7.1: Amended and Restated Stock Purchase Agreement dated as of December 13, 1999, by and between WIC and the Issuer.

          Exhibit 7.2: Amended and Restated Warrant Purchase Agreement dated as of December 13, 1999, by and between WIC and the Issuer.

          Exhibit 7.3: Warrant Agreement, dated as of May 16, 2000, by and between WIC and the Issuer.

          Exhibit 7.4: Subscription Agreement, dated as of May 26, 2000, by and between DSP and the Issuer.

          Exhibit 7.5: Adoption Agreement dated as of May 26, 2000, among DSP, WIC and the Issuer.

          Exhibit 7.6: Stockholder Agreement dated as of May 16, 2000, among WIC, DSP and the Issuer.

          Exhibit 7.7: Management Agreement dated as of May 16, 2000, by and between WIC and the Issuer.

          Exhibit 7.8: Voting Agreement dated as of May 16, 2000, by and between WIC and DSP.

          Exhibit 7.9: Joint Filing Agreement, dated June __, 2000, among (i) WIC, (ii) Mr. Hickox, (iii) Mr. Heller (iv) Mr. Smith,
                        (v) DSP, (vi) Mr. Dimeling, (vii) Mr. Schreiber and
                        (viii) Mr. Park.

                            -Page 15 of 17 Pages-

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:    June 28, 2000

                                    WISER INVESTMENT COMPANY, LLC

                                    /s/ George K. Hickox, Jr.
                                    -------------------------------------------
                                    Name:  George K. Hickox, Jr.
                                    Title: Manager



                                    GEORGE K. HICKOX, JR.


                                    /s/ George K. Hickox, Jr.
                                    -------------------------------------------


                                    DOUGLAS P. HELLER

                                    /s/ Douglas P. Heller
                                    -------------------------------------------



                                    SCOTT W. SMITH

                                    /s/ Scott W. Smith
                                    -------------------------------------------



                                    DIMELING, SCHREIBER AND PARK


                                    /s/ Richard R. Schreiber
                                    -------------------------------------------
                                    Name:  Richard R. Schreiber
                                    Title: Partner


                            -Page 16 of 17 Pages-

                                    WILLIAM R. DIMELING

                                    /s/ William B. Dimeling
                                    ------------------------



                                    RICHARD R. SCHREIBER

                                    /s/ Richard R. Schreiber
                                    ------------------------



                                    STEVEN G. PARK

                                    /s/ Steven G. Park
                                    ------------------------



                            -Page 17 of 17 Pages-